UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2007

Commission File Number: 000-22628

ARCADIS N.V
(Translation of registrant’s name into English)

Nieuwe Stationsstraat 10
6811 KS Arnhem
The Netherlands

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

ARCADIS NV
Nieuwe Stationsstraat 10
P.O. Box 33
6800 LE Arnhem
The Netherlands
PRESS RELEASE	Tel +31 26 3778 292
Fax +31 26 4438 381
www.arcadis-global.com

ARCADIS AND BIOENGINEERING GROUP AWARDED $150 MILLION CONTRACT FOR NEW ORLEANS FLOOD PROTECTION

Arnhem, the Netherlands – January 4, 2007 – ARCADIS (NASDAQ: ARCAF, EURONEXT: ARCAD), the international consultancy and engineering company, is pleased to announce that the company in a joint venture with Bioengineering Group, has been awarded an Indefinite Delivery Indefinite Quantity (IDIQ) contract to provide general design support services, multidisciplinary consultancy services and construction management services, primarily within the limits of the New Orleans District, by the New Orleans District of the U.S. Army Corps of Engineers (Corps). The joint venture of ARCADIS and Bioengineering Group has teamed with HNTB and Tetra Tech and will utilize support from Dutch WL Delft Hydraulics and Alkyon for specialized hydraulic expertise.

The contract includes a base period of one year and four option periods of one year each, with a maximum contract value of $150 million. The contract is the first one awarded related to forward-looking design services for post-Katrina solutions for hurricane protection in the Gulf Coast. Bioengineering Group and ARCADIS formed the team on the basis of their strong collaborative relationship, which is formalized through a Mentor-Protégé agreement approved by the U.S. Small Business Administration.

Steve Blake, CEO for ARCADIS’ U.S. operations, stated, “I want to extend our commitment to the Corps and the people of Louisiana to provide dedicated professional flood protection expertise. We are looking forward to partnering with the Corps, Bioengineering Group and our talented teaming partners to provide these technical services. I am very pleased that we were selected for this noteworthy contract.”

“We are pleased to have been selected for this landmark project,” stated Wendi Goldsmith, President of Bioengineering Group, Inc. “We have broad familiarity with the Gulf coast land, water, and people. We are committed to joining ARCADIS in providing state-of-the-art sustainable design, engineering and construction management services for this project.”

Harrie Noy, Chief Executive Officer of ARCADIS said: “This is a significant award that recognizes the advantages of sharing knowledge and experience on an international level. Caused by natural circumstances, the Netherlands has great experience and a strong reputation in flood protection. As ARCADIS is a leading provider of water management services in the Netherlands and also has strong capabilities in the U.S., we are able to use the extensive Dutch experience in this field in the New Orleans region that was so seriously hurt by Katrina. We are proud that we can help the Corps in protecting the people of Louisiana against high water. We are also pleased to work with and mentor our partners at Bioengineering Group.”

Services under this contract will be provided to the Hurricane Protection Office and the Protection Restoration Office of the New Orleans District. Anticipated project work will require a broad range of professional skills including overall program and construction management and include the evaluation, design and construction management of levees and floodwalls; special closure structures for protection of the communities adjacent to the Inner Harbor Navigation Canal; major pumping facilities; and planning studies for improved levels of flood protection for New Orleans and southern Louisiana. In addition to offering centrally controlled procedures and quality assurance systems, ARCADIS will share knowledge beyond national borders, saving costs and enhancing local expertise and flexibility and utilize standardized project monitoring tools displayed as a ‘Project Control Panel’ to enable the transparent monitoring of pre-determined measurable project objectives.

ARCADIS is an international company providing consultancy, engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 11,000 employees and $1.5 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions. Please visit the website at www.arcadis-global.com or www.arcadis-us.com.

The Bioengineering Group, Inc., (Salem, Massachusetts) an 8(a) woman-owned small business, provides a full range of consulting services related to integrating ecology, earth science, engineering, and landscape architecture. Its services include coastal protection, including wetland engineering; river management and flood control, including storm water management; and sustainable design, including green building technology. Please visit the website at www.bioengineering.com

For more information, contact:

Joost Slooten of ARCADIS NV at +31.26.3778604 or j.slooten@arcadis.nl; Charles Leichner of ARCADIS U.S. at 602.438.0883 or cleichner@arcadis-us.com; Wendi Goldsmith of Bioengineering at 978.740.0096 or wgoldsmith@bioengineering.com.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects.  These and other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: January 8, 2007	By:	/s/ H.L.J. Noy
H.L.J. Noy
CEO